September 10, 2013

Via Email
United States Securities and Exchange Commission
100 F St. NE
Washington, DC 20549-7010

ATTENTION:
Brigitte Lippmann
John Reynolds
Assistant Director

Re:	Argan Beauty Corp. Registration Statement on Form S-1 Filed August 6, 2013 File No. 333-190391

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: At this time we have no copies of written communications or research reports.

2. In several locations throughout your disclosure you make assertions about your business that are inconsistent with your financial statements and current operations. For example, on page 6 you claim Argan “is a distributor of Argan oil and Argan oil products to stores, spas, massage therapy offices and individuals in Germany.” (emphasis added) Similarly, on page 19 you refer to selling products online, your products, and your low prices. Please thoroughly revise your document to reflect your current stage of development and distinguish any plans for your future activities. In describing your plans, please ensure you have a reasonable basis for any statements made, and that such reasonable basis is clear in the context of your existing disclosure.

Response: We have revised our disclosure accordingly.

3. Your existing disclosure indicates Mr. Gorelik, who is based in Germany, will offer shares to friends, family members and business associates. However, it is unclear whether these offers and sales will occur in the United States or European Union. To the extent applicable, please briefly address material EU regulations that impact your proposed offering. Also, please revise throughout to address material foreign exchange exposures, including a discussion of whether and when you will convert offering proceeds into Euros.

Response:
In response to this comment, the Company expects that offers and sales will occur in Germany. The applicable German laws and regulations that impact the Company’s offering have been included in the amended registration statement in the section titled “Plan of Distribution.” The Company also revised the registration statement to account for material foreign exchange exposures, including receiving offering proceeds in the form of Euros.

Prospectus Cover Page

4. Please limit your cover page to one page as required by Item 501(b) of Regulation S-K. In addition, please include a date.

Response: We have changed our cover page to one page and stated the date as required by Item 501(b) of Regulation S-K.

5. Please clarify that your promoter is conducting a best efforts offering and disclose the date the offering will terminate. For guidance, see Question 212.16 of our Compliance and Disclosure Interpretations (Securities Act Rules), which is available on our website, and Item 501(b)(8)(iii) of Regulation S-K.

Response: In response to this comment, the Company disclosed that it is conducting a best efforts offering and further disclosed the date the offering will terminate.

6. Please include a footnote to your table explaining that the “Proceeds to Company Before Expenses” assumes that you sell all offered shares, of which there is no assurance. Also, please include an estimate of your offering expenses.

Response: We have included a footnote to our table explaining that the “Proceeds to Company Before Expenses” assumes that you sell all offered shares, of which there is no assurance. Also, we have included an estimate of our offering expenses.

7. Please relocate your JOBS Act-related disclosures to the Summary.

Response: We have relocated our JOBS Act-disclosures to the Summary.

Summary

8. Please disclosure the amount of cash you estimate necessary to begin your planned business. Also, revise to address your plans in the event you fail to raise sufficient funds and disclose whether you have any plans to seek a business combination with an unidentified entity in the event you are not successful with your plan of operation.

Response: We have disclosed this statement “We require $20,000 to begin our planned business.” We also have included this statement “When we will require additional funds we will attempt to raise them through sale of additional common stock or through director loans. We do not have any arrangements to raise additional funds at this time. In the event we fail to raise sufficient funds Mr. Gorelik will loan the money to the company. We do not have any plans to seek a business combination with an unidentified entity in the even we are not successful in our plan of operations.”

9. On page 7 you present net proceeds from the offering. Please include a footnote indicating that this assumes the sale of all offered shares, of which there is no assurance.

Response: We have included the statement indicating that the net proceeds from the offering assuming the sale of all offered shares, of which there is no assurance.

Risk Factors, page 7

10. Please clarify the references to “subscription” in your page 9 risk factor “Because we do not have an escrow …”

Response: We have changed the “subscription” to “your investment”.

11. Please revise your page 9 risk factor “Our President, who is also a promoter …” to clarify the assumptions made in calculating his ownership percentage.

Response: We have revised the risk factor with a new statement “If we are able to raise 4,000,000 shares after the offering our president, who is also a promoter will hold 60% of our outstanding shares of common stock after the offering and controls us.”

12. The biographies provided in response to Item 401 of Regulation S-K suggest your director and officers do not have a background in the beauty products industry or the import business. To the extent material, please add a risk factor addressing their lack of industry experience and contacts and discuss the impact this may have on your ability to source, import, and sell your proposed product.

Response: We have included this risk factor:

“BECAUSE WE HAVE ONLY TWO OFFICERS WHO MAY HAVE NOT ENOUGH EXPERIENCE AND FORMAL TRAINING IN FINANCIAL ACCOUNTING AND MANAGENENT, OUR BUSINESS HAS A HIGH RISK OF FAILURE.

We have only two officers: Mr. Gorelik and Ms. Bastidas. They have no formal training in financial accounting and management; however, they are responsible for our managerial and organizational structure, which will include preparation of disclosure and accounting controls. When the disclosure and accounting controls referred to above are implemented, they will be responsible for the administration of them. Should they not have sufficient experience, they may be incapable of creating and implementing the controls which may cause us to be subject to sanctions and fines by the SEC which ultimately could cause you to lose your investment. However, because of the small size of our expected operations, we believe that they will be able to monitor the controls they will have created and will be accurate in assembling and providing information to investors. In addition, Mr. Gorelik and Ms. Bastidas have no professional training in any aspects of our business. As a result, they may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified consultants. Consequently our operations, earnings and ultimate financial success may suffer irreparable harm as a result.”

Use of Proceeds, page 12

13. Please revise your tabular presentation to present net offering proceeds after fixed expenses for each scenario. In addition, please clarify whether the offering proceeds can or will be used to repay existing indebtedness, including amounts owed to Mr. Gorelik.

Response: In response to this comment, the Company revised its table to present net offering proceeds after offering expenses have been deducted from gross proceeds. The Company also included a disclosure that it will not use any proceeds to repay any existing indebtedness, including amounts owed to Vitaliy Gorelik.

Management’s Discussion and Analysis or Plan of Operation, page 15

Significant Accounting Policies, page 18

14. We note your disclosure on page 12 indicates that you have elected under the JOBS Act to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. You also indicate that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures.

Response: We added a similar statement in our critical accounting policy disclosures.

Description of Business, page 19

15. Please revise to address how you will source products for sale.

Response: We have included this statement in our products description “We intend to source our products from different manufacturers in Morocco. At this time manufacturers in Morocco include many small and big private companies that are dedicated to growth, manufacture, and wholesale of Argan oil and other products. We will research and find the best quality Argan oil products for the best possible wholesale prices. At this time we do not have any contract with any manufacturer in Morocco.”

16. Please reconcile the statement on page 21 that you have no employees with the disclosure elsewhere indicating that Mr. Gorelik and Ms. Bastidas are employed by you.

Response: We have added in a statement that “we have no employees other than our president Mr. Gorelik and our secretary Ms. Bastidas.

17. On page 8 you refer to verbal agreements with four local clients. Please summarize the material terms of these agreements.

Response: We have included this paragraph in our Customers section:

“The material terms of this verbal agreement with our potential clients include:

-  These clients have verbally agreed to give us the preference when ordering.
-  We have verbally promised them to beat the prices of our competitors thus offering them the lowest price for the product.
-  We have verbally offered them free delivery on orders.
-  The clients have verbally told us the products they need and require on regular basis.”

18. Please clarify whether you anticipate branding your products or engaging in other forms of product differentiation.

Response: We have included this statement in Products section “At this time we do not plan on branding our products or engaging in other forms of product differentiation.”

Certain Relationships and Related Transactions, page 23

19. Please revise the disclosure on page 23 to clarify whether the $716 due to Mr. Gorelik is non-interest bearing and due on demand.

Response: We have included a statement saying that the loan of $716 is non-interest bearing and due on demand.

20. Please state the names of the company’s promoters and provide the information required by Item 404(c) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

Response: Our only promoters are Mr. Gorelik who is our president and director, and Ms. Bastidas who is our secretary.

21. We note that the opening paragraph of the audit report provided by KLJ & Associates, LLP does not make reference to the period from April 15, 2013 (inception) through May 31, 2013. Please obtain a revised audit report from your auditor containing language in the introductory paragraph that clarifies the dates of your financial statements.

Response: Please see attached a revised audit report provided by KLJ & Associates, LLP.

Signatures, page 30

22. Please add the chief accounting officer on the signature page.

Response: We have added the chief accounting officer on the signature page.

Exhibits

23. Exhibits 3.1, 5.1 and 10.1 are filed in an improper electronic format. Please re-file in an appropriate electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: The Exhibits 3.1, 5.1 and 10.1 were re-filed in an appropriate electronic format.

Exhibit 5.1

24. Please revise the consent to cover the reference to the firm under the caption “Legal Matters.”

Response: In response to this comment, counsel for the Company revised its consent to cover the reference to the firm under the caption “Legal Matters.”

Sincerely,

Vitaliy Gorelik
President
Argan Beauty Corp.